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                             June 7, 2024

       Jordan D. Wappler
       Senior Vice President
       MariaDB plc
       K1 Investment Management, LLC
       875 Manhattan Beach Blvd.
       Manhattan Beach, CA 90266

                                                        Re: MariaDB plc
                                                            Schedule TO-T/13E-3
filed May 24, 2024, as amended on May 31, 2024 and
                                                            June 7, 2024
                                                            Filed by Meridian
Bidco LLC et al.
                                                            File No. 005-93845

       Dear Jordan D. Wappler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Capitalized terms not defined herein have the same meaning as in your filing.

       Schedule TO-T/13E-3 filed May 24, 2024, as amended on May 31, 2024 and June 7, 2024; Offer
       Document

       General

   1. Please provide a detailed legal analysis as to how the Offer complies with Rule 14d-10, and, in particular,
Rule 14d-10(c)(1). In that regard, compliance with 14d-10(c)(1) appears to be illusory, given
that it appears highly likely that at least some MariaDB shareholders are incapable of
meeting the eligibility test required to accept the Unlisted Unit
                                                        Alternative.
   2. We note references to Electing Shareholders receiving a "confidential offering memorandum" (the
"Offering Memorandum") only after they elect to receive the Unlisted
 Jordan D. Wappler
FirstName  LastNameJordan D. Wappler
MariaDB plc
Comapany
June 7, 2024NameMariaDB plc
June 7,
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         Unit Alternative. Please advise as to how such Offering Memorandum does not constitute highly material information about the Offer that should be disclosed to all shareholders, and disclosed with at least 20 business days remaining in the Offer.
3. We note your references throughout your filing of having received irrevocable undertakings to accept the Offer "representing in aggregate approximately 68.67% of the existing issued share capital of MariaDB." We also note that the 80% threshold of the
         Acceptance Condition is calculated based on the number of MariaDB Shares Affected rather than on the existing issued share capital of MariaDB. Please tell us what percentage of the MariaDB Shares Affected the shares underlying the irrevocable undertakings represent, and revise your disclosure accordingly as appropriate.
4. We note the following disclosure on page 7: "If Bidco declares the Offer to be unconditional as to acceptances, it will deem all remaining Conditions to be satisfied, fulfilled or, to the extent permitted, waived at the Expiration Time. For the avoidance of doubt, Bidco is not required to declare the Offer unconditional as to acceptances until it is satisfied that all other Conditions will be satisfied or waived at the Expiration Time.
         Therefore, the Offer will be declared 'wholly unconditional in all respects' at the
         Expiration Time whether or not the Acceptance Condition remains satisfied at that time."
         Please explain the distinction between Bidco "deeming" all remaining Conditions satisfied or waived, and Bidco declaring the Offer wholly unconditional. Please confirm that once
         Bidco "deems" all remaining Conditions satisfied or waived, it will be unable to reverse that position.
5. We note the following disclosure on page 7: "The Offer will lapse unless Bidco determines by 5:00 p.m. (New York City time) on 26 June 2024 (as such Acceptance
         Unconditional Time may be extended as described herein) that (i) the Acceptance
         Condition has been satisfied, fulfilled or, to the extent permitted, waived, or (ii) all other
         Conditions will be satisfied, fulfilled or, to the extent permitted, waived by the Expiration
         Time" (emphasis added). Please change the "or" to "and," or advise. Expected Timetable, page 8

6. We note the reference on page 9 to the exercise of the Rollover Withdrawal Right leading to an extension of the Offer so as to ensure that the Offer remains open "for a period of at least 10 Business Days (subject to obtaining the consent of the Irish Takeover Panel, if required)." Please advise under what circumstances consent of the Irish Takeover Panel is expected to be required. Please also confirm your understanding that, regardless of the
         Irish Takeover Panel's giving or withholding of consent, the Offer must comply with all
         U.S. tender offer rules, including Rule 14e-1(b).
7. At the bottom of page 9, please clarify the reference to "sufficient acceptances" and explain the difference between that reference and the reference to acceptances received by the Acceptance Cut-off Time.
Frequently Asked Questions, page 11
 Jordan D. Wappler
FirstName  LastNameJordan D. Wappler
MariaDB plc
Comapany
June 7, 2024NameMariaDB plc
June 7,
Page 3 2024 Page 3
FirstName LastName

8. On page 12, please explain the parenthetical reference to "if applicable" that follows
         "receipt of the Offering Memorandum."
9. On page 13, we note the following statement: "This percentage may be reduced at the discretion of Bidco, subject to certain limitations." Please elaborate, by cross-reference or otherwise, as to the meaning of "subject to certain limitations."
10. Refer to question and answer 28. Here and elsewhere throughout your filing as appropriate, please revise the disclosure to clarify the minimum percentage of shares that you will need to acquire to effectuate the Buy Out.
11. We note the reference on page 16 to Rule 14e-1(c), but do not understand how a conflict with such rule may arise. Please expand the disclosure to explain. Background, page 20

12. Please revise this section generally to name the individuals from K1 who interacted with representatives of MariaDB, its board, and its special committee instead of relying on references to "a representative of K1" or similar phrases.
13. On page 20, please define "RPV Note," or provide a cross-reference to its definition.
         Please consider doing the same with respect to other key capitalized terms in the filing.
Lazard Freres' Valuation of the Topco Rollover Units, page 27

14. On page 27, please provide a clear cross-reference to Lazard Fr res' appraisal valuation analysis, which is attached to the Schedule TO-T/13E-3 as Exhibit
(c)(1). We note
         that you have already provided a clear cross-reference to Lazard Fr res' Estimate of Value
         Letter.
15. Please include in your disclosure the Forecasts provided to Lazard Fr res for use in its analyses.
16. Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose the enterprise value for each selected comparable company that is the basis for the multiples disclosed on page 30.
Position of K1 Filing Parties Regarding Fairness of the Offer, page 34

17. Refer to the second bullet point on page 35. Please balance your disclosure to address that
         (i) the Topco Rollover Units are capped at the Rollover Threshold amount, and
         (ii) Unaffiliated Security Holders may not receive Topco Rollover Units unless an exemption from registration under the securities laws applies.
18. Please revise your bullets listing the uncertainties, risks, and potentially countervailing factors in your consideration of the fairness of the terms of the Offer beginning on page 35 to address the fact that you did not request or receive a fairness opinion from your
 Jordan D. Wappler
FirstName  LastNameJordan D. Wappler
MariaDB plc
Comapany
June 7, 2024NameMariaDB plc
June 7,
Page 4 2024 Page 4
FirstName LastName
         financial advisor.
19. We note your references throughout this section to IBI Corporate Finance's conclusion regarding and recommendation of the Cash Offer. Please revise to clarify whether you are adopting IBI Corporate Finance's analysis or conclusions as your own.
20. Please revise your disclosure in this section to address whether and to what extent you considered Lazard Fr res' valuation of the Topco Rollover Units. Without additional discussion of the Unlisted Unit Alternative, the disclosure in this section would appear to be incomplete, as it almost exclusively addresses the fairness of the Cash Offer, but is essentially silent as to the fairness of the Unlisted Unit
Alternative.
Irrevocables, page 42

21. Refer to your disclosure on page 43 that the irrevocable undertakings "shall lapse and cease to have any effect on and from" when "the Offer becomes or is declared unconditional in all respects." Please clarify whether the Offer being declared unconditional in all respects will happen concurrently with the Expiration Time, or whether there is a gap between the two events such that shareholders are able to withdraw their tenders or elect not to tender once the Offer is declared unconditional in all respects but before the Expiration Time. If the latter is the case, please also
(i) balance your
         disclosure about the uncertainties, risks, and potentially countervailing factors in your consideration of the fairness of the terms of the Offer beginning on page 35 to address this fact, and (ii) include a risk factor addressing this risk among your risk factors.
22. Please provide a legal analysis as to how the waiver of withdrawal rights under the irrevocable undertakings is consistent with Section 29 of the Exchange Act.
23. We note the list of 39 shareholders who have signed irrevocable undertakings.
         Supplementally, please explain how these shareholders were approached and what materials about the Offer and the K1 Filing Parties they were given. Please also provide a legal analysis as to whether such approaches constituted a tender offer.
Letter from the President of Bidco, page 48

24. We note the following disclosure on page 49: "Bidco will make appropriate proposals to
         MariaDB Optionholders and MariaDB Warrantholders. These proposals will be sent as soon as practicable following the date of this Offer Document and will be made subject to the Offer becoming or being declared unconditional in all respects." Supplementally, please provide more information on these proposals and an analysis as to whether compliance with Rule 14e-5 has been assured.
25. Please reconcile the statements on page 51 under "Conditions and Rights of Withdrawal"
         with the terms of the irrevocable undertakings.
Appendix 1, page 53
 Jordan D. Wappler
FirstName  LastNameJordan D. Wappler
MariaDB plc
Comapany
June 7, 2024NameMariaDB plc
June 7,
Page 5 2024 Page 5
FirstName LastName
26. We note the following statement at the top of page 53: "The Offer complies with the Irish
         Takeover Rules and applicable US tender offer rules and is subject to the terms and conditions set out in this Offer Document and the Letter of Transmittal." Please revise the statement so as to avoid making a legal conclusion, by, for example, changing "complies with" to "is subject to."
27. We also note the following disclosure on page 53: "...provided that this condition shall not be satisfied unless Bidco shall have acquired or agreed to acquire (whether pursuant to the
         Offer or otherwise) MariaDB Shares carrying in aggregate more than 50% of the voting rights then exercisable at a general meeting of MariaDB... ." With a view toward revised
         disclosure, please advise as to how, mechanically, this 50% minimum threshold would be achieved, and please provide an analysis as to how such mechanics would be in compliance with Rule 14e-5.
28. We note on page 59 the parenthetical references to "if capable of waiver," when describing the conditions. Please clarify which conditions are not able to be waived.
29. With a view toward revised disclosure, please explain how Rule 9 works.
30. We note the following disclosure on page 59: "Bidco reserves the right for one or more subsidiaries of Bidco or another Affiliate owned by K1 from time to time to implement the acquisition of the MariaDB Shares with the prior written approval of the Irish
         Takeover Panel." Please confirm your understanding that any such subsidiary or Affiliate would be added as a filing person to the Schedule TO/13E-3.
31.      We note the following disclosure in the final paragraph of page 59:
"Bidco reserves the
         right, with the consent of the Irish Takeover Panel and MariaDB, to elect to implement the acquisition of the MariaDB Shares by way of a scheme of arrangement of MariaDB under the Companies Act 2014." Please confirm your understanding that, notwithstanding any reservation of such right, the Offer can only be terminated in event that one or more conditions to the Offer is not satisfied or waived.
Rights of Withdrawal, page 64

32. We note the following statement on page 64: "All questions as to the validity (including time of receipt) of any notice of withdrawal will be determined by Bidco whose determination (except as required by the Irish Takeover Panel) will be final and binding." Please revise this statement to include a qualifier indicating that shareholders are not foreclosed from challenging your determination in a court of competent jurisdiction.
         In this regard, we note your statement on page 67 that the Offer is governed by the laws of both Ireland and the United States and subject to the jurisdiction of the courts of both
         Ireland and the United States.
Unlisted Unit Alternative, page 67

33. We note the disclosure in paragraph 7.8 on page 68, as well as similar disclosure on page
         17 of the Offer Document. Please confirm your understanding that any Top Up would
 Jordan D. Wappler
FirstName  LastNameJordan D. Wappler
MariaDB plc
Comapany
June 7, 2024NameMariaDB plc
June 7,
Page 6 2024 Page 6
FirstName LastName
         need to comply with U.S. tender offer rules, or provide an analysis as to why the Top Up would not constitute a tender offer.
Summary of the Topco LLCA, page 79

34. Refer to the second paragraph in this section and the statement there that the description of the Topco LLCA "does not purport to be and is not a complete summary of all terms."
         While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the Topco LLCA. Please modify to avoid characterizing the disclosure here as incomplete.
Appendix 3, page 86

35. We note the following statement in section 5 of Lazard Fr res' letter: "This letter is not addressed to, or provided on behalf of, nor shall it confer any rights or remedies upon, any shareholder, employee or creditor of MariaDB or any other person whatsoever." Please have your financial advisor remove this disclaimer or provide us with the legal basis for their belief that shareholders cannot rely on this letter to bring a state law action.
Financial Information Relating to MariaDB, Topco and Bidco, page 105

36. Please provide the disclosure required by Item 10 of Schedule TO and Items 1010(a) and
         (b) of Regulation M-A for Bidco and Topco, notwithstanding your disclosure on page 106 that "Bidco and Topco do not have any material earnings, assets or liabilities other than those described in this Offer Document in connection with the Offer and the financing of the Offer." Alternatively, please provide us with your legal analysis as to why such disclosure is not required, notwithstanding the fact that through the Unlisted Unit
         Alternative, shareholders are being asked to make an investment decision regarding
         Topco.
37. We note that you incorporate by reference MariaDB's financial statements included in the filings listed. However, the disclosure document disseminated to shareholders must at a minimum contain summary financials. Refer to Instruction 6 to Item 10 of Schedule TO
         and Question I.H.7 in the Division of Corporation Finance   s "Third
Supplement to the
         Manual of Publicly Available Telephone Interpretations" (July 2001).
38. In the first paragraph of this section, you incorporate by reference "any future filings
         MariaDB will make with the SEC." Schedule TO does not specifically permit "forward incorporation" of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise.
Risks Related to the Offer, page 123

39.      Please define "Topco Subsidiaries."
Risks Related to this Unlisted Unit Alternative, page 124
 Jordan D. Wappler
MariaDB plc
June 7, 2024
Page 7
40. Refer to the last risk factor beginning on page 125 and your statement that the "lack of information [in this Offer Document] could impair each Investors ability to evaluate such
         Investor   s investment in the securities offered hereby." Please
provide us with your legal
         analysis of whether this lack of information is not inconsistent with Rule 13e-3(b)(1)(ii).
Appendix 11, page 133

41.      We note the references on pages 134 and C-3, respectively, to Eligible
MariaDB
         Shareholders delivering "additional requested information" and "additional information required therein." Please explain what such additional information includes.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or David Plattner at 202-
551-8094.



FirstName LastNameJordan D. Wappler                           Sincerely,
Comapany NameMariaDB plc
                                                              Division of
Corporation Finance
June 7, 2024 Page 7                                           Office of Mergers
& Acquisitions
FirstName LastName